VISTRA ENERGY CORP.

6555 SIERRA DRIVE

IRVING, TEXAS 75039

August 14, 2018

Via EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Vistra Energy Corp. (the “Company”)
Registration Statement on Form S-4 (File No. 333-226277) (the “Registration Statement”)

Dear Ms. Ransom:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. (EDT) on August 16, 2018, or as soon thereafter as reasonably practicable.

Very truly yours,

VISTRA ENERGY CORP.

By:	/s/ Christy Dobry
Name: Christy Dobry
Title: Vice President and Controller